November 4, 2015

William Mastrianna
Attorney -Advisor
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DAS Acquisition, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 18, 2015
File No. 333-205761

Dear Mr. Mastrianna,

The following is the company's response to your comment letter dated September 24, 2015.

General

1.            We note throughout your document references to other blank check entities that Mr. Dotres has been affiliated with in the past (e.g. pages 4, 5, 20, 28, 29, etc.). Please consider removing repetitious passages and consolidating these disclosures into one location within your prospectus, such as in the "Background of Directors, Executive Officers, Promoters, and Control Persons" section. Please also consider presenting this consolidated information in a tabular format, detailing information such as: the names of the registrants, the dates of registration, file numbers, company status after a change of control, and the past and present nature of Mr. Dotres' interest in these entities.

Deleted and table added.

Registration Statement Front Cover Page

2. We note your response to comment 1. Please revise your Calculation of Registration Fee table to indicate in the second column the number of total shares to be registered as part of this offering. It appears that the common stock new issue row should read "1,000,000" while the common stock current shareholders row should read "12,000,000."

So revised.

William Mastrianna
November 4, 2015

Prospectus Outside Front Cover Page

3. Please modify the heading listing "9,000,000 Shares of Common Stock" to be offered as part of this registration statement as it appears that the offering total is 13 million shares in total.

Revised to 13,000,000.

Description of Property, page 22

4. We note your response to comment 5. Please revise the corporate office location provided on page 22 with the address disclosed throughout the rest of your filing and exhibits.

Revised for consistency.

Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President and Chief Executive Officer
DAS Acquisition, Inc.